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                                                              January 4, 2006


VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Alan Morris, Esq.

         Re: National Health Partners, Inc. Amendment No. 3 to Registration Statement on Form SB-2,
                  Registration No. 333 - 126315
                  -------------------------------------------------------------

Dear Mr. Morris:

         I am writing to you on behalf of National Health Partners, Inc. in regards to Amendment No. 3 to the Registration Statement on Form SB-2, Registration No. 333 - 126315, filed by the company with the Securities and Exchange Commission on December 12, 2005. The company received comments to the registration statement from the SEC by means of a letter faxed to the company on December 22, 2005.

         Please find enclosed Amendment No. 4 to the Registration Statement on Form SB-2. In addition, please find below each of the comments provided to the company by the SEC along with the company's response to each comment. Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC's comment letter. The company's response to each comment immediately follows the applicable comment.

         Please note that the company has provided additional disclosure in this letter subsequent to its responses to each of the comments to assist you in reviewing additional changes reflected in Amendment No. 4 to the Registration Statement on Form SB-2.

         Please also note that the company previously submitted a revised application for confidential treatment to the Office of the Secretary of the SEC concurrently with the filing of Amendment No. 3 to the Registration Statement on Form SB-2 for certain of the information contained in the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to the Registration Statement on Form SB-2.
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We Have a History of Operating Losses and Expect Losses to Continue into the
Second Quarter of 2006, page 4

1. Please refer to prior comment 3. Please clarify whether expect to begin generating net profits for the second quarter period of 2006. Also, the disclosure appears to conflict with the disclosure on page 30 that you expect cost of sales to increase, the disclosure on page 31 that you expect salary expense to increase and the disclosure on page 32 that you expect professional fees and rent expense to increase.

         The company has clarified that it expects to begin generating net profits by June 30, 2006 and that it expects its fiscal quarter ended September 30, 2006 to be the first full fiscal quarter for which it will generate a net profit.

         The company has updated the disclosure in MD&A and elsewhere in the document to reflect the company's current expectations regarding its operating expenses. The company notes the disclosure under "Professional Fees" that it expects its professional fees to decrease substantially over the next 12 months because it has recognized all of the consulting expense associated with fees paid to its consultants and advisors for services and because it believes that any stock compensation expense that it will incur over the next 12 months will be substantially less in amount than the amount of stock compensation expense that it incurred during the past 12 months. The company incurred $1,370,449 in stock compensation expense for the 9 months ended September 30, 2005 and recognized the remaining $904,219 of deferred stock compensation expense related to its consultants and advisors during the quarter ended December 31, 2005.

         The company also notes the disclosure under "Common Stock Issued for Releases" regarding its expectation that it will not incur additional expense for common stock issued for releases over the next 12 months. The company incurred $295,100 of expense for common stock issued for releases during the 9 months ended September 30, 2005.

         The company expects decreases in professional fees and expenses for common stock issued for releases to greatly exceed increases in salary expense, cost of sales and rent expense over the next 12 months. The company believes that this overall decrease in its operating expenses over the next 12 months coupled with the expected increase in its revenues over the next 12 months is consistent with its disclosures regarding profitability.

Operational Metrics, page 23

2. Please revise to clarify the degree of alignment of your receipt of individual member's fees with your obligation to make payment of related sales commissions. For example, clarify whether marketing representatives and other agents earn commissions after the initial sale, such as residual commissions for retained members. If so, please describe, and explain your reference to a four-week expense recovery period. In this regard, we note the disclosure in the fourth paragraph of Note 1a to the financial statements of ongoing commission payments. Clarify whether you pay commissions on free-trial memberships that do not convert to paying memberships and whether a minimum member retention period is required for commission payment to be earned. Please conform related disclosure at Marketing and Distribution at page 55.

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         The company has revised this section as requested and has conformed the related disclosure under "--Marketing and Distribution - Independent Marketing Representatives."

Contractual Obligations, page 38

3. Please refer to prior comment 9 from our November 23, 2005 letter. Please respond to the following comments:

         o Please revise to include agreements to purchase goods or services that are enforceable and legally binding on you that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction as purchase obligations within your table of contractual obligations.

         o Please disclose material changes outside the ordinary course of your business in your contractual obligations. We note that you issued promissory notes in November 2005.

         The company's table of contractual obligations includes all material agreements to purchase goods or services that are enforceable and legally binding on the company.

         The company has reviewed Item 303(a)(5) of Regulation S-K and notes that Item 303(a)(5) does not require that material changes outside the ordinary course of business be disclosed in the table of contractual obligations. In addition, with respect to the promissory notes issued by the company in November and December 2005, the company reviewed each of the definitions set forth under Item 303(a)(5)(ii) of Regulation S-K regarding the types of contractual obligations to be disclosed in the table and determined that the promissory notes do not fall within any of the specified categories. Item 303(a)(5) requires that long-term debt obligations and other long-term liabilities be disclosed in the table of contractual obligations. However, the promissory notes issued by the company in November and December 2005 have a maturity date that is 90 days after the date funds were received by the company and thus, constitute short-term debt of the company. As a result, the company believes that its table of contractual obligations complies in all significant respects with the requirements of Item 303(a)(5) of Regulation S-K.

         The company notes the disclosure of the material terms of the promissory notes issued in November and December 2005 under "MD&A - Liquidity and Capital Resources."

Off-Balance Sheet Arrangement, page 36

4. We note that the warrants issued to consultants in 2005 appear to qualify as off-balance sheet arrangements pursuant to Item 303(c)(2)(iii) of Regulation S-B. Please revise your disclosure to include a discussion of these warrants, or tell us why you believe that this disclosure is not required.


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         The company believes that the warrants issued to consultants in 2005 do not qualify as off-balance sheet arrangements pursuant to Item 303(c)(2)(iii) of Regulation S-B. Item 303(c)(2) defines "off-balance sheet arrangement" as ". . . any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the small business issuer is a party, under which the small business issuer has . . ." one or more specified types of obligations or interests. The warrants issued to consultants were not issued under an arrangement to which an entity unconsolidated with the company was a party. The consulting agreements were between the company and the applicable consultant exclusively. No other entity unconsolidated with the company was a party to the consulting agreements or arrangements. As a result, the company has not revised the disclosure in this section. In making this determination, the company also reviewed "Current Accounting and Disclosure Issues in the Division of Corporation Finance" dated
         December 1, 2005 and Final Rule 33-8182, "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."

Our CARExpress Healthcare Solutions, page 43

5. Please refer to prior comment 10 and your response. We reissue the comment. It appears the "principles" cited in the comment all describe limitations on healthcare access and utilization within the context of third-party payers. However, you state on page 50 that your "primary target customer group..." is persons "who have no health insurance of any kind." Please tell us, with a view to disclosure, why you appear to believe that your product would appeal to your target customers because it addresses these third-party payer matters. It appears, rather, that potential members that are all-cash payers would not be affected third-party payments. Further, we note in the fourth bullet point that even "underinsured" persons with high deductibles would still pay less for medical services than your members. Please revise or advise.

         The company has further revised this section to clarify how the principles cited are addressed by the company's products.

         Principle (i) highlights that many employers do not provide any health benefits for their employees and many employers that do provide health benefits have been reducing the scope of the coverage. As a result, many individuals are uninsured or underinsured. To obtain health products and services that are not covered by health benefits, these individuals must either pay the full cost of the products or services or forego obtaining the products or services. The company's products assist these individuals in obtaining the health products or services by making these health products and services available at a discounted price, thus reducing the individuals' dependence on employers and insurance companies to cover the cost. The company has further revised principle (i) and believes that the manner in which this principle is addressed by the company's products is clear.


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         Former principle (iii) (now principle (ii)) highlights that health products and services must be affordable. The company believes that the ability of the company's products to make health products and services more affordable to individuals is clear. This principle also highlights that the healthcare providers must be paid adequately on a timely basis. With insurance coverage, doctors and other healthcare providers must submit claims to insurance companies after the products and services are performed and wait to receive payment. The company's products assist these healthcare providers in receiving payment more quickly since the patient pays the healthcare provider for the products or services at the time of purchase. The company has further revised this principle and believes that the manner in which this principle is addressed by the company's products is clear.

Suppliers, page 53

6. We note the second sentence of the third paragraph of this section. Please revise this section to discuss the material terms of the agreements.

         The company has revised this paragraph to clarify that it has described all of the material terms of the agreements in this section.

Selling Security Holders, page 91

7. Please refer to prior comment 20. If applicable, please delete any shares registered pursuant to the Trident option agreement when the option expires. Trident did not achieve any of the performance criteria under the option. As a result, the option is not exercisable into any shares of common stock. The company has removed all 400,000 shares underlying the option from the registration statement and has made all necessary revisions to the registration statement in connection therewith. The company specifically notes the revised disclosure under "Marketing and Distribution - Independent Marketing Representatives" as it relates to the option.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

8. Please refer to prior comments 23 and 24 from our November 23, 2005 letter. Selling expenses should generally be included as part of other operating expenses and not within cost of sales. Refer to Item 5-03 of Regulation S-X. Please revise or advise.

         The company has reviewed Rule 5-03 of Regulation S-X and believes that its selling expenses are appropriately reflected in its cost of sales. The selling expenses that the company incurs consist of costs associated directly or indirectly with the sale of its products and payments made to others in connection with the sale of its products. These selling expenses are an integral part of the company's cost of sales. As a result, the company has included its selling expenses in its cost of sales in accordance with Rule 5-03.2 of Regulation S-X, "Costs and Expenses Applicable to Sales and Revenues."

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Note 1. Nature of Organization, F-8

9. We note that you have revised your pro forma stock compensation disclosure in the annual and interim financial statements as requested in our prior comment 28. We note that you have disclosed reported diluted loss per share amounts that differ from your reported basic loss per share, and the reported diluted per share amounts decrease the loss per share from the reported basic measure. Pursuant to SFAS 128, if the calculation of diluted per share amounts results in a per share amount that is antidilutive, then diluted per share amount reported would equal the basic per share amount. Please tell us how you have calculated the reported diluted per share amounts in these disclosures.

         The company has revised Note 1j. to its audited financial statements and Note 1c. to its interim financial statements to clarify that its reported and pro forma basic earnings per share amounts are equal to its reported and pro forma diluted earnings per share amounts, respectively, and to disclose that shares issuable upon the exercise of stock options have been excluded from the company's calculation of the diluted per share amounts because they are anti-dilutive in nature. The company calculated its reported diluted earnings per share amounts by dividing: (x) the reported net loss for the applicable period by (y) the sum of the weighted average number of options outstanding during the applicable period and the weighted average number of shares outstanding during the applicable period.

Note 7. Equity Transactions, page F-21

10. Please refer to prior comment 29 from our November 23, 2005 letter. One of the factors considered in estimating expected volatility is historical volatility of the underlying common stock over the most recent period that is generally commensurate with the expected option/warrant life. If the option/warrant being valued is transferable, it is generally inappropriate to use an expected life shorter than the contractual term. We have evaluated your response and believe that the expected volatilities of similar entities along with your limited historical volatility may provide a more meaningful volatility measure. In addition, it appears unlikely that you have no readily comparables entities. In evaluating similarity of entities, you should consider factors such as industry, stage of life cycle, and financial leverage. Please refer to the guidance in paragraphs 277 and 285 of SFAS 123, paragraphs A22 and A43 of SFAS 123(R), and Question 6 of SAB Topic 14.D.1, including footnote 64 thereto, and revise the filing accordingly. Please also refer to Question 3 of SAB Topic 14.D.2 regarding the expected term used in your valuation.

         The company acknowledges that expected volatilities of similar entities may provide a more meaningful volatility measure. The company and its independent accounting firm each performed an extensive amount of research searching for similar entities, but were unable to locate any. The company reviewed the guidance noted and continues to believe that management's calculation of volatility is the best available presentation of past and expected future volatility. The company notes that the volatility calculation is a management function and that management is responsible to continually update the expected volatility. The company notes the guidance in paragraph A12 of SFAS 123R which states "...The assumptions used in a fair value measurement are based on expectations at the time the measurement is made, and those expectations reflect the information that is available at the time of measurement. The fair value of those instruments will change over time as factors used in estimating their fair value subsequently change, for instance, as share prices fluctuate... Changes in the fair value of those instruments are a normal economic process to which any valuable resource is subject and do not indicate that the expectations on which previous fair value measurements were based were incorrect. The fair value of those instruments at a single point in time is not a forecast of what the estimated fair value of those instruments may be in the future." The company believes that it has appropriately discharged its responsibility in estimating and measuring the volatility that was used in the Black-Scholes pricing model.

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         The company utilized the weighted-average contractual term of the options as the expected term in the Black-Scholes pricing model in accordance with Question 3 of SAB Topic 14.D.2. The company has revised
         Note 8 to the audited financial statements and Note 1c. to the interim financial statements to clarify that the weighted-average contractual term of the options was used in the Black-Scholes pricing model, and has revised Note 4 to the interim financial statements to clarify that the weighted-average contractual term of the warrants was used in the Black-Scholes pricing model.

Interim Financial Statements, page F-23

Consolidated Statements of Operations, page F-26

11. The cost of stock issued to previous investors for an amendment and release to their securities purchase agreements would generally be classified within other non-operating expenses as this item is not an expense related to your ongoing operating activities. Please revise or advise.

         The company has reclassified the cost of the stock issued to previous investors for the amendment and release to their securities purchase agreements from "General and Administrative Expenses" to "Other Income (Expense)" in its interim financial statements and has revised its MD&A accordingly.

Note 1. Basis of Financial Statement Presentation, page F-28

12. Please refer to prior comment 27 from our November 23, 2005 letter. We note from the revised disclosure on page F-28 that you recognize the shipping and handling fees as services are rendered. Please tell us and revise to disclose the method and period of amortization for the shipping and handling fees. That is, you should amortize the fees over the term of the arrangement or the expected period of performance on a systematic basis. The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee. A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. Please refer to SAB Topic 13.A.3.f.

         The company recognizes shipping and handling fees on a straight-line basis over the initial monthly membership period. The company believes that it would be inappropriate to recognize the fees over a longer period of time because, at the end of the initial monthly membership period, members may elect to either continue the membership for an additional monthly membership period or cancel the membership. Since members may cancel the membership at the end of the initial monthly membership period and are not contractually obligated to continue the membership for additional monthly membership periods, the company is unable to estimate what, if any, period beyond the initial contractual period members are expected to continue to benefit from the payment of the up-front fee. Accordingly, the company recognizes the fees on a straight-line basis over the initial monthly membership period. In making this determination, the company considered SAB Topic 12.A.3.f. The company has revised Note 1b. to its interim financial statements to clarify the method by which, and period over which, it recognizes shipping and handling fees as revenue.


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Note 7. Equity Transactions, page F-38

13. We have reviewed your response to prior comment 31 and note that you have deleted from the table amounts related to Park Financial, because you have determined that there is no longer a commitment or contingency related to Park Financial. Please revise to put these amounts back in the table due to the fact that the table contains consulting expense information for the nine months ended September 30, 2005, of which amounts paid to Park Financial are a part.

         The company has revised Note 7 to put the amounts related to Park Financial back in the table as requested.

Exhibits

14. Please refer to prior comment 34. Regarding Exhibit 10.28, we note reference in Section 3 to "Exhibit B" (the "Payment Schedule"). This portion of the contract has still been omitted from the filed document. This comment also applies to Exhibit 10.31. Please file both these exhibits in complete form.

         The company has filed both of these exhibits in complete form.

15. Exhibit 5.1 must be current as of the date of effectiveness. If the updating disclaimer in the final paragraph is retained, please refile this exhibit with current date to coincide with the date of effectiveness.

         The company has refiled this exhibit with the current date.

16. Please file Exhibit 10.35 in its executed form, not as a "form of" document.

         The company has filed each of the promissory notes in their executed form as Exhibits 10.35 through 10.38, respectively.



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Additional Information

         Please note that the following additional changes are reflected in Amendment No. 4 to the Registration Statement on Form SB-2:

1. The company notes that it has updated the Registration Statement in accordance with the provisions of Regulation S-B to reflect the completion of its fiscal year ended December 31, 2005.

                                                     * * * * *

         The company believes that it has adequately responded to the SEC's comments. Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding this letter or if you have any additional comments.



                                      Very truly yours,

                                      /s/ Alex Soufflas
                                      -----------------------------
                                      Alex Soufflas
                                      General Counsel

cc:      Thomas A. Jones
         Thomas Dyer
         Kate Tillan




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